Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD
ANNOUNCES A DOUBLING OF THE DIVIDEND ISSUANCE POLICY

AZOUR, Israel – November 17, 2009 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced that the Board of Directors has approved an increase in the dividend policy, providing for an annual dividend distribution in an amount not less than 50% of the Company’s net income whereby the annual dividend policy has historically been to issue approximately 25% of annual net income, calculated based on the financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid.

According to Company’s current dividend policy and Israeli law, an annual dividend will only be declared and paid if, in the discretion of the Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent the Company from being able to meet the terms of Company’s existing and contingent liabilities, as and when due all based on Company’s needs as will be determined from time to time.

The distribution of dividends is further limited by Israeli law to the greater of retained earnings and earnings generated over the two most recent years. The Company’s dividend policy may change from time to time at the discretion of the Board of Directors.

The payment of dividends may be subject to Israeli withholding taxes.

Eyal Sheratzky, Co-CEO of Ituran said, “The Board made this decision based on our exceptionally strong balance sheet combined with our ongoing and continued strong results, especially as the global economy improves. We very much support sharing the fruits of efforts and rewards with our shareholders, and the increase in dividend policy does not change our ability to make strategic acquisitions, if and when required.”

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 549,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1,200 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Info@gkir.com
Ehud Helft
kenny@gkir.com
Kenny Green
GK Investor Relations
(US) +1-866-704-6710